Exhibit 6

ADW Capital Issues Significant Update on Select Interior Concepts’ Board of Directors and Management Team’s Intransigence / Failure to Create Shareholder Value

NEW YORK, May 6, 2019 /PRNewswire/ --

Dear Shareholders of Select Interior Concepts (NASDAQ: SIC),

As you may be aware, ADW Capital Management LLC (“ADW”) is the advisor to the entities that own 2,514,900 shares of Select Interior Concepts (the “Company”) representing an interest of roughly 9.73% in the Company.

After filing a 13D in the Company on March 22nd, we sent a series of public letters to the Board of Directors expressing our concern with this Management Team / Board of Directors’ inability to communicate the value of the Company’s assets and close what we believe is a significant gap between the valuation of the Company versus its public peers. As we highlighted in our letters, we believe the multitude of missteps executed by this Management Team / Board of Directors / exiting Private Equity Sponsor have broken the trust between the Company and the public markets – inflicting a severe valuation discount on our Company’s shares. We further expressed our belief that this damage hinders the Company’s growth opportunity by limiting its ability to raise non-dilutive equity capital at a sensible valuation to continue capitalizing on the Company’s potentially lucrative buy-and-build opportunity. As a result, we urged the Company to begin exploring a strategic alternatives process to best monetize the value of the Company’s coveted assets – which in aggregate we believe are worth nearly $40 per share.

We feel it is incumbent upon us to enlighten you, the true economic owners of Select Interior Concepts, on this Board of Directors and Management Team’s intransigence regarding maximizing shareholder value. Indeed, some recent developments represent some of the worst capital allocation decisions we have ever seen.

To begin, our regular inquiries into the company have recently uncovered what we believe to be a harrowing pattern of poor judgment and capital allocation follies. After spending a stunning ~$14m INCREMENTALLY in corporate G&A last year, CEO Tyrone Johnson, has yet again found a way to surprise us with more investments in the Company’s corporate infrastructure. Another M&A team member in Lawrence Leonard, Scott Jarvis as an “Associate General Counsel”, Tom Whatley III in Accounting, Justin Palmer as a “Business Analyst” & more. Moreover, the Company’s proxy statement provides us with further evidence of poor judgment and actions we do not believe are in the best interests of shareholders. We were appalled to discover that the wife of demoted CFO, Kendall Hoyd - who now heads RDS, Sharon Hoyd, received compensation of $203,414 for her “consulting” services in 2018. This relationship gave us pause and reinforced our belief that SIC may have become a “honey pot” to executives of the Company, especially considering Mr. and Ms. Hoyd can be seen on Instagram hobnobbing in Italy and enjoying luxurious European wine tours. We also find it perplexing that per his Instagram, Kendall Hoyd was gleefully at Trevi Fountain in October 2018while his “Rome” at home was burning with shares of SIC nose-diving and shareholders capitulating.

We demand complete disclosure of the conflicts of interest in accordance with the Company’s “Code of Business Conduct and Ethics” and an immediate investigation by the Board of Directors:

“Conflict of interest” exists when a person’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a Covered Person, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, Covered Persons and their family members may create conflicts of interest”.
https://www.sec.gov/Archives/edgar/data/1723866/000119312518214809/d530311dex141.htm

Over the last few weeks, we’ve had several discussions with the Board of Directors which have reinforced our suspicion that some members are either following their own agenda or simply oblivious to the circumstances and the world around them.

Firstly, we would like to turn to an apparently “influential” Board Member in Mr. Donald McAleenan. We’ve actually recently had a conversation with Mr. McAleenan which was particularly disturbing. In an attempt to stall our “no vote” campaign, this Board reached out to us to have “good faith negotiations”. However, instead of meeting with the entire Board, conversations with us were delegated to Mr. McAleenan. We shared our concern with Mr. McAleenan that SIC does not have the adequate equity cost of capital to capitalize on the massive consolidation opportunity in ASG and RDS. In response, Mr. McAleenan highlighted that the company he co-founded, Builders FirstSource (BLDR), was successful at “buying and building” without using its stock as a currency.  Given his remarks, we believe Mr. McAleenan’s understanding of leverage and market cycles is quite elementary and almost laughable. We looked at Builders FirstSource’s (“BLDR”) history of capital allocation and sought to make our own judgments on Mr. McAleenan’s credibility. Builders FirstSource went public for $16 per share in 2005. The company’s strategy was to “roll-up” the building products space and acquire assets with the use of debt/cash --- this proved to be a spectacular failure. By 2009, BLDR was so levered and poorly managed / generating negative EBITDA that it needed to raise dilutive capital at the bottom of the housing cycle. Shares outstanding increased from 36.1mm to 96.7mm and equity holders saw their share price decrease from a high of $25.80 to a low of $0.83 per share. BLDR’s total shareholder return since its IPO 14 years ago is an abysmal ~4.9%. One must pity the poor shareholder of Builders FirstSource that has suffered mortifying value destruction at the hands of Mr. Donald McAleenan. Given his track record, we believe Mr. McAleenan’s association with the Company is an important factor in the significant discount investors are applying to SIC’s share price today.

We would also like to share with fellow shareholders that it has come to our attention that recently, Mr. J. David Smith, the Chairman of SIC, attracted a 13D filer in another Company he oversees. One must wonder whether our chairman’s reputation of “connaissance” in the industrial distribution industry is worth questioning. GMS, Bluelinx and CMC, public companies that are overseen by Mr. Smith, have not generated significant excess returns versus the S&P 500 since his appointment to their Board of Directors. In fact, CMC a company Mr. Smith joined as a director in 2004, has actually underperformed the S&P 500 in the last 1, 3, 5- and 10-year periods. This is also the case with GMS, underperforming the S&P by an appalling ~5,000bps since its IPO in 2016! Mr. Smith’s track record is pitiful. We urge our fellow shareholders to be wary of any promise made by our chairman.

One of the classic issues in corporate America is principal / agency mismatch. We believe SIC is the quintessential example of this. We believe that this Management Team and Board of Directors who own little stock in the Company are simply interested in levering up to empire build with the backing of “other people’s money”. If this Company was run by an entrepreneur, we are confident that corporate G&A would not have increased by ~$14mm incrementally this past year (not including what’s being allocated at segment level!).  For those who believe that this Board can hide behind lawyers and “crisis management” firms to ignore our requests like that of a corporate gadfly who will go away, let us disabuse you of that notion right away. We will go to the end of the earth to make sure the value of OUR Company is maximized.

We would like to remind the Board of Directors of one concept that Warren Buffett likes to use, “Don’t ask the barber whether you need a haircut”! Your “advisers” (crisis management, lawyers, etc.) will always tell you that more investor relations and a proper campaign will fix the situation. Indeed, these advisers lose a perpetual earnings stream by the Company no longer being public or part of a larger organization. Their advice also pre-supposes that current management is capable of effectively communicating the value proposition and closing the valuation gap, something which they have certainly failed to do thus far and something which we and other shareholders are convinced they cannot do. Taking it one step further, we believe that even with the best management in the world you would still be left with the issue that ASG and RDS have very different margin characteristics, end markets, and are subject to ultimately very different valuation multiples and belong to different owners.

Path Forward

Fellow shareholders, this Board’s recent behavior and aura of complacency makes no financial or strategic sense. However, despite the colossal failure of this Management Team and Board of Directors thus far in creating shareholder value, SIC today has incredibly coveted assets in ASG and RDS. In order to prevent any further destruction of shareholder value that could include a dilutive transaction or putting significant leverage on our business, we must let this Board and Management Team know that shareholder concerns need to be taken seriously. We are therefore urging shareholders NOT TO VOTE their shares at SIC’s upcoming annual meeting to prevent the Company from obtaining a quorum for this meeting. You must follow these instructions to ensure your shares are not counting towards quorum!

1.	Call your broker to provide you with your control number / proxy voting instructions.

2.	Login online to http://www.proxyvote.com or to the portal your broker routes you to.

3.	Request a legal proxy to vote at the meeting.

4.	DO NOT SHOW UP AT THE COMPANY’S ANNUAL MEETING (YOUR VOTE MAY BE COUNTED TOWARDS QUORUM IF YOU SHOW UP).

5.	Attend the ADW Capital meeting on May 14th at 7:30 PM at the Four Seasons Hotel in the Callaway Room to learn more about how you can assert your shareholder rights and enact change at our Company.

If you plan on attending the ADW Capital meeting, please RSVP by sending an email to jamie@adwcapital.com.

I look forward to seeing you.

Adam D. Wyden

Managing Member of ADW Capital Partners, L.P.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of ADW Capital Partners and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information.  ADW Capital Partners does not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE ADW Capital Partners, L.P.